SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Top Deer Wind Ventures LLC
20 Greenway Plaza, Suite 500
Houston, Texas 77046

This certificate is notice that Top Deer Wind Ventures LLC, a Delaware limited liability company ("Top Deer"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:
Promissory notes (the "Notes") issued by Top Deer pursuant to the terms of a Financing Agreement dated as of March 8, 2005 (the "Financing Agreement") among Top Deer, the financial institution parties thereto (the "Lenders") and Bayerische Hypo- und Vereinsbank AG, New York Branch, as Administrative Agent and Security Agent for the Lenders.

2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: $71,576,001 in aggregate principal amount outstanding.
4.	Rate of interest per annum of each security: At Top Deer's option, the Notes bear interest either at a base rate or a LIBO rate, plus, in each case, an agreed-upon margin.
5.	Date of issue, renewal or guaranty of each security: March 8, 2005.
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: The Notes shall mature on June 30, 2013.
8.	Name of the person to whom each security was issued, renewed or guaranteed: The Lenders parties to the Financing Agreement.
9.

Collateral given with each security, if any:
The Notes are secured by, among other things, a pledge of all the equity interests in Top Deer, as well as liens on substantially all of the assets of Top Deer and its subsidiaries.

10.	Consideration received for each security: The full principal amount of each Note.
11.	Application of proceeds of each security: To make an equity distribution to the parent companies of Top Deer and for other purposes permitted under the Financing Agreement.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
a. the provisions contained in the first sentence of Section
    6(b):
b. the provisions contained in the fourth sentence of
    Section 6(b):
c. the provisions contained in any rule of the
    Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount or par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

TOP DEER WIND VENTURES LLC BY: /s/ Gerritt Ewing Gerritt Ewing Vice President

Date: March 8, 2005